UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.

Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, N.J. 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

(FORMERLY CENDANT CORPORATION EMPLOYEE SAVINGS PLAN)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the Avis Budget Group, Inc. Employee Savings Plan (formerly Cendant Corporation Employee Savings Plan):

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (formerly Cendant Corporation Employee Savings Plan) (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 28, 2007

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

(FORMERLY CENDANT CORPORATION EMPLOYEE SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$1,208,292	$4,084,119
Mutual funds	351,619,367	775,466,093
Common/collective trusts	212,286,537	404,128,701
Avis Budget Group, Inc. common stock	3,390,204	46,484,050
Other common stock	16,852,747	—
Loans to participants	8,498,611	27,428,087

Total investments	593,855,758	1,257,591,050

Receivables:
Participant contributions	293,666	779,039
Employer contributions	162,106	444,931
Interest and dividends	185,170	144,850
Transfer in of net assets of merged plans	—	4,327,930

Total receivables	640,942	5,696,750

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	594,496,700	1,263,287,800

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,784,582	4,571,574

NET ASSETS AVAILABLE FOR BENEFITS	$597,281,282	$1,267,859,374

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

(FORMERLY CENDANT CORPORATION EMPLOYEE SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$18,633,771
Interest	11,242,769
Net appreciation in fair value of investments	23,121,632

Net investment income	52,998,172
Contributions:
Participants	68,625,378
Employer	41,460,448
Rollovers	6,002,568

Total contributions	116,088,394
Net Assets from Merged Plans	8,199,291

Total additions	177,285,857
DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	133,332,303
Net assets transferred out during the year	714,476,031
Administrative expenses	55,615

Total deductions	847,863,949

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(670,578,092)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,267,859,374

END OF YEAR	$597,281,282

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

(FORMERLY CENDANT CORPORATION EMPLOYEE SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (formerly Cendant Corporation Employee Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”) (formerly Cendant Corporation), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended and restated in 2006 to (i) change the Plan name to the Avis Budget Group, Inc. Employee Savings Plan from the Cendant Corporation Employee Savings Plan, (ii) allow for the transfer of participants’ account balances between the Plan and other affiliated plans of the Company, (iii) vest and make non-forfeitable all unvested Company contribution as of a specified date, (iv) incorporate all amendments since the January 1, 2001 restatement and (v) comply with applicable law.

Effective December 31, 2005, the net assets associated with (i) the gta North America Inc. Employee Savings and Retirement Plan, (ii) the Shawnee Development, Inc. and its Subsidiaries 401(k) Plan and (iii) the Coldwell Banker Commercial Pacific Properties, LTD 401(k) Retirement Savings Plan were merged into the Plan. However, the net assets associated with these three plans were not received by the Trustee as of December 31, 2005. As such, net assets of approximately $4.3 million were reported as a receivable in the Statement of Net Assets Available for Benefits as of December 31, 2005 and were received during 2006.

During 2006, net assets of approximately $8.2 million from acquired businesses were merged into the Plan and received by the Trustee.

On July 31, 2006, the Company completed the spin-offs of Realogy Corporation (“Realogy”) and Wyndham Worldwide Corporation (“Wyndham”) and distributed one share each of Realogy and Wyndham common stock for every four and five shares, respectively, of the outstanding Cendant Corporation common stock held on July 21, 2006. On August 23, 2006, the Company completed the sale of Travelport. Upon the separation and distribution of Realogy and Wyndham to Cendant’s stockholders and the sale of Travelport, employees of each respective company ceased to participate in the Plan and became participants in the defined contribution plans established by such companies. Accordingly, net assets associated with the account balances of employees of Realogy, Travelport and Wyndham totaling approximately $367 million, $125 million and $222 million, respectively, were transferred from the Plan to benefit plans for employees of these companies during 2006.

Following the spin-offs of Realogy and Wyndham and the sale of Travelport, the Company’s stockholders approved a change in the Company’s name from Cendant Corporation to Avis Budget Group, Inc. On September 5, 2006, the Company completed a 1-for-10 reverse stock split of the Company’s common stock and references to common share data within the notes to the financial statements have been revised to reflect the reverse stock split (see Note 5 – Exempt Party-in-Interest Transactions).

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of one year of eligible service or the attainment of age eighteen.

Participant Contributions – Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,000 for 2006. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,000 for 2006. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – The Company makes contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participants’ eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation must be in 1% increments, include both employee and employer contributions and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company and other common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax contributions plus actual earnings thereon and the Company’s matching contributions.

Loan Provision – Participants actively employed by the Company may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan administrator. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals in accordance with Plan provisions upon attaining age 59  1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. During April of 2006, the Executive Committee of the Company’s Board of Directors resolved that all unvested Company contributions be fully and immediately vested and non-forfeitable. As of December 31, 2005, forfeited account balances related primarily to assets of plans that were merged into the Plan and amounted to $137,349.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Adoption of New Accounting Guidance – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. This is also referred to as book value. The financial statements reflect retroactive adoption of FSP. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at either December 31, 2006 or December 31, 2005.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at outstanding loan balances, which approximate fair value. One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $146,610,857 and $255,780,157 at December 31, 2006 and 2005, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $1,215,970 and $738,747 at December 31, 2006 and 2005, respectively (see Note 7 – Reconciliation to Form 5500).

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2006
Merrill Lynch Retirement Preservation Trust (i) (ii)	$146,610,857
Davis NY Venture Fund	44,687,358
PIMCO Total Return Fund	39,583,700
Harbor Small Cap Value Fund	35,293,669
ING International Value Fund	33,738,259
MASS Investors Growth Stock Fund	31,642,538
Merrill Lynch Equity Index Trust (i)	31,051,515

2005
Merrill Lynch Retirement Preservation Trust (i) (ii)	$255,780,157
PIMCO Total Return Fund	109,606,300
Davis NY Venture Fund	96,993,136
MASS Investors Growth Stock Fund	88,885,130
Harbor Small Cap Value Fund	77,136,408
Merrill Lynch Equity Index Trust (i)	67,419,087

(i)	Permitted party-in-interest.
(ii)	The contract value of Merrill Lynch Retirement Preservation Trust was $149,395,439 and $260,351,731 at December 31, 2006 and 2005, respectively.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2006
Mutual funds	$19,319,914
Common/collective trusts	6,701,040
Common stock (*)	(2,899,322)

$23,121,632

(*)	Includes the common stock of Avis Budget Group, Inc., Realogy Corp. and Wyndham Worldwide Corp. (see Note 1 – Description of the Plan for more information).

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 16, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held 156,303 and 269,473 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $9,674,128 and $40,658,522, respectively. During 2006, the Plan earned dividend income of $294,302 from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the rights to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2006	2005
Net assets available for benefits per the financial statements	$597,281,282	$1,267,859,374
Less: Amounts allocated to withdrawing participants	(1,215,970)	(738,747)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,784,582)	—

Net assets available for benefits per Form 5500	$593,280,730	$1,267,120,627

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$133,332,303
Less: Amounts allocated to withdrawing participants at December 31, 2005	(738,747)
Certain deemed distributions of participant loans	(2,532,685)
Corrective distributions	(12,080)
Add: Amounts allocated to withdrawing participants at December 31, 2006	1,215,970

Benefits paid to participants per Form 5500	$131,264,761

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the net income per Form 5500:

Decrease in net assets available for benefits per the financial statements	$(670,578,092)
Less: Amounts allocated to withdrawing participants at December 31, 2006	(1,215,970)
Add: Amounts allocated to withdrawing participants at December 31, 2005	738,747
Less: Adjustment for contract value to fair value for fully benefit-responsive investment contracts	(2,784,582)
Add: Transfer of assets from the Plan (Reflected in line L – Transfer of assets – of Form 5500)	714,476,031
Less: Transfer of assets to the Plan (Reflected in line L – Transfer of assets – of Form 5500)	(8,199,291)

Net income per Form 5500	$32,436,843

******

Plan Number: 002

EIN: 06-0918165

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issue, Borrower, Current Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value ****
* Avis Budget Group, Inc. Common Stock	Common stock	156,303		$3,390,204
Realogy Corp. Common Stock	Common stock	298,230		9,042,347
Wyndham Worldwide Corp. Common Stock	Common stock	243,923		7,810,400
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	149,395,439		146,610,857
* Merrill Lynch Equity Index Trust	Common/collective trust	1,861,602		31,051,515
Oppenheimer International Growth Trust	Common/collective trust	872,079		12,540,492
Oppenheimer Emerging Markets Equity Trust	Common/collective trust	911,795		22,083,673
ALLIANZ CCM Capital Appreciation Fund	Registered investment company	1,163,774		22,460,833
ALLIANZ OPCapital Renaissance Fund	Registered investment company	802,813		16,979,494
Davis NY Venture Fund	Registered investment company	1,147,301		44,687,358
Harbor Small Cap Value Fund	Registered investment company	1,646,160		35,293,669
ING International Value Fund	Registered investment company	1,639,371		33,738,259
Lord Abbett Bond Debenture Fund	Registered investment company	509,501		4,076,010
MASS Investors Growth Stock Fund	Registered investment company	2,281,365		31,642,538
MFS Value Fund	Registered investment company	658,866		17,644,444
MFS Mid-Cap Growth Fund	Registered investment company	1,697,916		15,943,435
Oppenheimer Capital Fund	Registered investment company	551,161		26,125,013
Oppenheimer Quest Balanced Value Fund	Registered investment company	838,338		15,785,910
PIMCO Total Return Fund	Registered investment company	3,813,459		39,583,700
The Oakmark Equity and Income Fund	Registered investment company	957,514		24,780,469
Scudder RREEF Real Estate Fund	Registered investment company	660,831		17,531,857
Vanguard Explorer Admiral Fund	Registered investment company	76,882		5,346,378
Various participants **	Loans to participants			8,498,611
Cash and cash equivalents				1,208,292

Total				$593,855,758

*	Represents a permitted party-in-interest.
**	Maturity dates range principally from January 2007 to October 2029. Interest rates range from 4.8% to 11.5%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

******

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President and
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 28, 2007